UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)(1)

NETWORK-1 SECURITY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

64121N109

(CUSIP Number)

 Woodland Partners

68 Wheatley Road

Brookville, NY 11545

Telephone: (516) 626-3070

With a copy to:

Michael R. Reiner, Esq.

Breslow & Walker, LLP

767 Third Avenue

New York, New York 10017

Telephone: (212) 832-1930

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 11, 2008

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

(Continued on following page(s))

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 160,011 shares
	8	SHARED VOTING POWER 1,654,382 shares
	9	SOLE DISPOSITIVE POWER 160,011 shares
	10	SHARED DISPOSITIVE POWER 1,654,382 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,393 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Lieber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 481,600 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 481,600 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Fingerhut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seth Lieber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 34,136 shares
	8	SHARED VOTING POWER 106,806 shares
	9	SOLE DISPOSITIVE POWER 34,136 shares
	10	SHARED DISPOSITIVE POWER 106,806 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,942 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Lieber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 32,584 shares
	8	SHARED VOTING POWER 106,806 shares
	9	SOLE DISPOSITIVE POWER 32,584 shares
	10	SHARED DISPOSITIVE POWER 106,806 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,390 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Woodland Venture Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 669,224 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 669,224 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,224 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seneca Ventures
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 479,983 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 479,983 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,983 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,049 shares
	8	SHARED VOTING POWER 1,653,333 shares
	9	SOLE DISPOSITIVE POWER 1,049 shares
	10	SHARED DISPOSITIVE POWER 1,653,333 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,382 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Woodland Services Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,149,207 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,149,207 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,207 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Woodland Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 309,316 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 309,316 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,316 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookwood Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 194,810 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 194,810 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,810 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64121N109	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Applegreen Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 106,806 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 106,806 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,806 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This statement, dated December 11, 2008, constitutes Amendment No. 8 to the Schedule 13D, dated November 12, 1998, regarding the reporting persons’ ownership of certain securities of Network-1 Security Solutions, Inc. All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule. This Amendment No. 8 is being filed to report transactions that should have been reported in an amendment to the Schedule 13D since the filing of Amendment No. 7 to the Schedule 13D, dated October 25, 2007 (“Subsequent Transactions”). It further updates the beneficial ownership of the reporting persons’ following the Subsequent Transactions through a current date of September 27, 2013.

Item 1.	Security and Issuer.

Item 1 is hereby amended to add the following:

(g)   Option to purchase 10,000 shares of Common Stock, expiring December 16, 2009, entitling the holder thereof to purchase Common Stock at $3.75 per share, was extended until December 16, 2012 (the “December 1999 Directors Option”).

(m)   Option, to purchase 10,000 shares of Common Stock, expiring August 28, 2014 (the “August 2009 Option”), entitling the holder thereof to purchase Common Stock at $1.00 per share. Options to purchase 10,000 shares vested as of August 28, 2009.

(n)	Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1020
New York, NY 10022
(212) 829-5770

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)   The following list sets forth the aggregate number and percentage (based on 26,047,683 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A for the quarter ended June 30, 2013), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of September 27, 2013:

Name	Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock Beneficially Owned

Barry Rubenstein	1,814,393(3), (4), (5), (6), (7), (8), (9)	7.0%

Irwin Lieber	481,600(10)	1.8%

Barry Fingerhut	0	0%

Seth Lieber	140,942(3), (11), (12)	0.5%

Jonathan Lieber	139,390(3), (12), (13)	0.5%

Woodland Venture Fund	669,224(5)	2.6%

Seneca Ventures	479,983(6)	1.8%

Marilyn Rubenstein	1,654,382(3), (5), (6), (7), (8), (9)	6.4%

Woodland Services Corp.	1,149,206(3), (5), (6)	4.4%

Woodland Partners	309,316(7)	1.2%

Brookwood Partners, L.P.	194,810(9)	0.7%

Applegreen Partners	106,806(12)	0.4%

(2)	Includes shares of Common Stock issuable upon the exercise of the August 2009 Option.
(3)	The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.
(4)	Includes 150,011 shares of Common Stock owned individually by Barry Rubenstein and 10,000 shares of Common Stock issuable upon the exercise of the August 2009 Option.
(5)	Includes 669,224 shares of Common Stock owned by Woodland Venture.
(6)	Includes 479,983 shares of Common Stock owned by Seneca.
(7)	Includes 309,316 shares of Common Stock owned by Woodland Partners.
(8)	Includes 1,049 shares of Common Stock owned by Marilyn Rubenstein.
(9)	Includes 194,810 shares of Common Stock owned by Brookwood.
(10)	Includes 481,600 shares of Common Stock owned individually by Irwin Lieber and 10,000 shares of Common Stock issuable upon the exercise of the August 2009 Option.
(11)	Includes 34,136 shares of Common Stock owned individually by Seth Lieber.
(12)	Includes 106,806 shares of Common Stock owned by Applegreen Partners.
(13)	Includes 32,584 shares of Common Stock owned individually by Jonathan Lieber.

(b)   Barry Rubenstein, by virtue of being a general partner of Woodland Venture, Seneca, Woodland Partners and Brookwood, and the husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 1,654,382 shares of Common Stock, representing approximately 6.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 160,011 shares of Common Stock (including shares issuable upon the exercise of the August 2009 Option), representing approximately 0.6% of the outstanding Common Stock.

Irwin Lieber has sole power to vote and to dispose of 481,600 shares of Common Stock (including shares issuable upon the exercise of the August 2009 Option), representing approximately 1.8% of the outstanding Common Stock.

Seth Lieber, by virtue of being a general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 106,806 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock. Seth Lieber has sole power to vote and to dispose of 34,136 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

Jonathan Lieber, by virtue of being managing general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 106,806 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock. Jonathan Lieber has sole power to vote and to dispose of 32,584 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

Woodland Venture has sole power to vote and to dispose of 669,224 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

Seneca has sole power to vote and to dispose of 479,983 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock.

Marilyn Rubenstein has sole power to vote and to dispose of 1,049 shares of Common Stock, representing approximately 0.004% of the outstanding Common Stock, and by virtue of being an officer of Services and a general partner of Woodland Partners and Brookwood, may be deemed to have shared power to vote and to dispose of 1,653,333 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock.

Services by virtue of being a general partner of Woodland Venture and Seneca, may be deemed to have shared power to vote and to dispose of 1,149,207 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock.

Woodland Partners has sole power to vote and to dispose of 309,316 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock.

Applegreen has sole power to vote and to dispose of 106,806 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

Brookwood has sole power to vote and to dispose of 194,810 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock.

(c)   The following table sets forth the transactions in the securities of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D which were effected during the prior sixty days from December 11, 2008:

Name of Shareholder	Sale Date	Sales Price Per Share	Number of Shares of Common Stock Sold

Barry Fingerhut	11/25/08	$0.50	11,100
	12/11/08	$0.40	506,143

The sales of the shares of Common Stock of the Issuer described above were sold pursuant to open market sales.

The following table sets forth the transactions in the securities of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D which were effected during the period from December 11, 2008 through September 27, 2013:

Name of Shareholder	Sale Date	Sales Price Per Share	Number of Shares of Common Stock Sold

Woodland Venture Fund	6/11/13	$1.7825	20,000
	6/12/13	$1.7855	35,000
	8/8/13	$1.8500	25,000
Seneca Ventures	6/11/13	$1.7825	20,000
	6/12/13	$1.7855	20,000
	8/8/13	$1.8500	20,000
Irwin Lieber	6/11/13	$1.7800	8,700
	6/12/13	$1.7900	13,783
	8/8/13	$1.8305	15,400

The sales of the shares of Common Stock of the Issuer described above were sold pursuant to open market sales.

Various options held by Barry Rubenstein to acquire, in the aggregate, up to 39,375 shares of the Common Stock of the Issuer expired unexercised between December 11, 2008 and September 27, 2013.

Various options held by Irwin Lieber to acquire, in the aggregate, up to 39,375 shares of the Common Stock of the Issuer expired unexercised between December 11, 2008 and September 27, 2013.

On August 28, 2009, Barry Rubenstein was granted an immediately exercisable five year non-qualified stock option to acquire up to 10,000 shares of Common Stock with an exercise price of $1.00 per share.

On August 28, 2009, Irwin Lieber was granted an immediately exercisable five year non-qualified stock option to acquire up to 10,000 shares of Common Stock with an exercise price of $1.00 per share.

(d)   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)   On December 11, 2008, Barry Fingerhut ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: September 27, 2013

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Irwin Lieber
Irwin Lieber

/s/ Barry Fingerhut
Barry Fingerhut

/s/ Marilyn Rubenstein
Marilyn Rubenstein

/s/ Seth Lieber
Seth Lieber

/s/ Jonathan Lieber
Jonathan Lieber

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

APPLEGREEN PARTNERS

By:	/s/ Jonathan Lieber
Jonathan Lieber, Managing General Partner

BROOKWOOD PARTNERS, L.P.

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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